EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-57849, 333-88535, 333-58772, 333-103163, 333-122559, 333-132888, 333-157416, 333-164640, and 333-171824 on Form S-8, and Registration Statement No. 333-167435 on Form S-3 of our report dated August 5, 2011, relating to the consolidated financial statements and financial statement schedule of Maxim integrated Products, Inc. and its subsidiaries (collectively the "Company"), and our report dated August 5, 2011 relating to the effectiveness of Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended June 25, 2011.

DELOITTE & TOUCHE LLP

San Jose, California

August 5, 2011